BLUEARC MULTI-STRATEGY FUND

Jimmy Chao

Assistant Treasurer

Direct Telephone: (631) 470-2719

Fax: (631) 813-2884

E-mail: jimmy.chao@thegeminicompanies.com

January 18, 2017

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Megan Miller

RE: BlueArc Multi-Strategy Fund (the “Registrant”)

File Nos. BlueArc Multi-Strategy Fund 811-23017

Dear Ms. Miller:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Tanya Goins, Jennifer Farrell, Jimmy Chao, Brian Curley and Jim Colantino on Thursday, December 8, 2016 with respect to the above-referenced Trust. Your comments are set forth below, and each is followed by the Registrant’s response. All comments are regarding the Fund’s April 30, 2016 Annual Report unless otherwise noted.

Comment 1:	Confirm if there were any trustee fees payable at April 30, 2016. If so, it should be broken out on the Statement of Assets and Liabilities.
Response:	At the report date, there were no trustee fees payable.

Comment 2:	On the Schedule of Portfolio Investments, where isn’t there a footnote for non-income producing security?
Response:	We will add the non-income producing footnote in future filings.

Comment 3:	Confirm there were no unfunded commitments per ASC 820-10-50.
Response:	There were no unfunded commitments per the above codification.

Comment 4:	ASU 2015-07 (practical expedient) was adopted, but there are footnotes in the Schedule of Portfolio Investments related to fair level hierarchy. Explain.
Response:	The footnote should have been removed and will not be shown in future filings if the above ASU is applied.

Comment 5:	In Note 3 (Portfolio Valuation) to the financial statements, references are made to Level 3 assets even though ASU 2015-07 was applied.
Response:	As long as the aforementioned ASU is applied, the Registrant will not include any reference to Level 3 assets in future filings.

Comment 6:	In Note 7 (Repurchase Offers) to the financial statements, why is the sum of the Amount Repurchased 840K more than the Cost of shares redeemed on the Statements of Changes in Net Assets (SCNA)?
Response:	While the Amount Repurchased for Repurchase Pricing Date 12/31/15 was misstated, the amount on the SCNA is correct. Will ensure that this disclosure reconciles to the SCNA going forward.

Comment 7:	In the Financial Highlights, consider adding footnote to the ratio of net investment loss to average net assets that the ratio does not include income from the underlying funds.
Response:	We will footnote as suggested in future filings.

Comment 8:	Are disclosures pursuant to ASC 850-10-50 on related party disclosures made in the report?
Response:	We are not aware of any related party disclosures that are necessary in the report as it relates to affiliated broker or cross-trades.

The Registrants acknowledge that:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * *

Please contact me at (631) 470-2719 if you should require any further information.

Sincerely,

/s/ Jimmy Chao

Assistant Treasurer

BlueArc Multi-Strategy Fund